Exhibit 99.2

MOGU Inc. Announces Changes to Board and Committee Composition

HANGZHOU, China, November 29, 2019 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading online fashion and lifestyle destination in China, today announced the appointment of Mr. Shengwen Rong as the chairman of the audit committee of the board of directors of the Company, effective November 29, 2019. Also effective November 29, 2019, Ms. Wendy Hayes resigned as a director of the Company for personal reasons, and Mr. Qi Chen stepped down as a member of the audit committee of the board of directors of the Company. Ms. Hayes’ resignation did not result from any disagreement with the Company.

Going forward, the audit committee of the board of directors of the Company will consist of Mr. Shengwen Rong and Mr. Andrew Hong Teoh; the compensation committee of the board of directors of the Company will consist of Mr. Andrew Hong Teoh and Mr. Xuqiang Yue, with Mr. Teoh as the chairman; and the nominating and corporate governance committee of the board of directors of the Company will consist of Mr. Qi Chen and Mr. Andrew Hong Teoh, with Mr. Chen as the chairman.

Chairman and Chief Executive Officer of MOGU Mr. Qi Chen commented, “I would like to thank Wendy for her significant contributions during her tenure as a director. I appreciate the efforts she made to the enhancement of our corporate governance, performance evaluation and strategy execution. I believe Roy’s leadership and extensive experience will strengthen the audit committee of the board and help the company fulfil its mission of making fashion accessible to everyone as we enter the next exciting phase of our growth story.”

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading online fashion and lifestyle destination in China. MOGU provides young people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. Through innovative use of content, MOGU’s platform provides a vibrant and dynamic community for people to discover and share the latest fashion trends with others, and offers users a truly comprehensive shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Sean Zhang

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com